Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company:
Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Cautionary Note Regarding Forward-Looking Statements
This document may include statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Lance with the Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC. Except as may be required by law, neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s. Lance filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on October 29, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Lance and Snyder’s and also constitutes a prospectus of Lance. Lance and Snyder’s began mailing the joint proxy statement/prospectus to shareholders on November 1, 2010. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR SENT TO STOCKHOLDERS, CAREFULLY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov) or, in the case of Lance, by directing a request to Lance through Dee Noon, assistant to the CFO at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s and the proposed transaction are contained in the amended joint proxy statement/prospectus filed by Lance with the SEC on October 29, 2010.

Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company:
Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
November 1, 2010 Announcement of Special Stockholders Meetings for Proposed Combination:
Frequently Asked Questions
What can I expect to experience at Lance now that the Securities and Exchange Commission (SEC) declared effective a registration statement that includes the joint proxy statement of Lance and Snyder’s on October 29, 2010?
At this time, nothing changes in the workplace for Lance or Snyder’s of Hanover. Progress with the SEC is just one more part of an overall process to complete the merger, and until the merger completes both Lance and Snyder’s remain independent companies. We will continue to conduct our businesses as normal.
Now that the merger proxy, registration statement and other details have been reviewed by the SEC, what are the next steps in the merger process?
The transaction still remains subject to shareholder approval for both companies. These reviews and approvals are normal for a transaction of this type. Special meetings are scheduled to be held December 2, 2010 and December 3, 2010 for Lance stockholders and Snyder’s stockholders, respectively. As previously communicated, the merger is still expected to be completed in the 4th quarter of this year.
As we continue to make progress toward the completion of the merger, what can I begin to do in preparation for the integration of the two companies?
While we all remain excited about the merger, there are a lot of decisions and actions that cannot be taken without the appropriate regulatory and shareholder approval. Until we have such approvals, please continue to focus on business as usual and demonstrate the integrity and performance that you have all exhibited to date.
Where can I get the latest merger information?
Updated information can be found on our my.lance.com Web site, as well as on our www.lance.com and www.lanceinc.com Web sites. We will communicate with you directly as new information becomes available regarding the merger. In the meantime, if you have any questions, we encourage you to speak to your supervisor.
If I am approached by the media, what should I say?
It is important to keep in mind that Lance, Inc. has a strict media policy stating that only the approved Lance spokesperson(s) may speak with reporters, editors or other members of the media that are involved with researching, producing or writing stories on the proposed merger. Do NOT answer questions or make statements if you are approached by the media in any way.